Exhibit 18.1

February 27, 2015

Casella Waste Systems, Inc.

25 Green Hill Lane

Rutland, VT 05701-3804

We are providing this letter to you for inclusion as an exhibit to your Form 10-KT filing pursuant to item 601 of Regulation S-K.

We have audited the consolidated financial statements included in Casella Waste Systems, Inc. and subsidiaries’ (the Company) Annual Report on Form 10-KT for the eight-month transition period ended December 31, 2014 and have issued our report thereon dated February 27, 2015. Note 3 to the consolidated financial statements describes a change in accounting principle related to changing the timing of the annual goodwill impairment test from April 30 to December 31. It should be understood that the preferability of one acceptable method of accounting over another for a change in the date of the annual goodwill impairment test has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable.

Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-KT, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, the adoption of a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.

Sincerely,

/s/ McGladrey LLP